UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

eHi Car Services Limited

(Name of Issuer)

Class A common shares, par value $0.001 per share

(Title of Class of Securities)

26853A 100

(CUSIP Number)**

Ctrip Investment Holding Ltd.

c/o 99 Fu Quan Road, Shanghai 200335

People’s Republic of China

Attention: Xiaofan Wang, Chief Financial Officer

Phone: +86 21 3406-4880

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP JingAn Kerry Centre, Tower II, 46th Floor 1539 Nanjing West Road Shanghai, the People’s Republic of China +86 21 6193-8200

February 18, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	26853A 100

1	Names of Reporting Persons Ctrip Investment Holding Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 19,468,193 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 19,468,193 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,468,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 21.8% of Class A common shares (or 13.9% of the total common shares) (2)
14	Type of Reporting Person (See Instructions) CO

(1)                                     Consists of 4,300,000 Class A common shares and 15,168,193 Class B common shares of the Issuer directly held by Ctrip Investment Holding Ltd.

(2)                                     The beneficial ownership percentage of Class A common shares is calculated based on 74,279,018 Class A common shares outstanding as of October 31, 2018, as reported in the Issuer's proxy statement, filed under cover of Form 6-K for the month of December 2018 (the “Proxy Statement”), plus 15,168,193 Class A common shares issuable upon conversion of the Class B common shares beneficially owned by the Reporting Persons (as defined below). The beneficial ownership percentage of the total common shares is calculated based on 74,279,018 Class A common shares and 65,638,557 Class B common shares outstanding as of October 31, 2018, as set forth in the Proxy Statement. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. Accordingly, and based on the foregoing, the Class A common shares and Class B common shares beneficially owned by the Reporting Persons represent approximately 21.3 % of the aggregate voting power of the total issued and outstanding common shares of the Issuer.

CUSIP No.	26853A 100

1	Names of Reporting Persons C-Travel International Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 19,468,193 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 19,468,193 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,468,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 21.8% of Class A common shares (or 13.9% of the total common shares) (2)
14	Type of Reporting Person (See Instructions) CO

(1)                                     Consists of 4,300,000 Class A common shares and 15,168,193 Class B common shares of the Issuer directly held by Ctrip Investment Holding Ltd., a Cayman Islands company wholly owned by C-Travel International Limited. Due to the ownership relationship, C-Travel International Limited may also be deemed to have sole voting and dispositive power over the shares directly held by Ctrip Investment Holding Ltd.

(2)                                     The beneficial ownership percentage of Class A common shares is calculated based on 74,279,018 Class A common shares outstanding as of October 31, 2018, as reported in the Issuer's proxy statement, filed under cover of Form 6-K for the month of December 2018 (the “Proxy Statement”), plus 15,168,193 Class A common shares issuable upon conversion of the Class B common shares beneficially owned by the Reporting Persons (as defined below). The beneficial ownership percentage of the total common shares is calculated based on 74,279,018 Class A common shares and 65,638,557 Class B common shares outstanding as of October 31, 2018, as set forth in the Proxy Statement. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. Accordingly, and based on the foregoing, the Class A common shares and Class B common shares beneficially owned by the Reporting Persons represent approximately 21.3 % of the aggregate voting power of the total issued and outstanding common shares of the Issuer.

CUSIP No.	26853A 100

1	Names of Reporting Persons Ctrip.com International, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 19,468,193 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 19,468,193 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,468,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 21.8% of Class A common shares (or 13.9% of the total common shares) (2)
14	Type of Reporting Person (See Instructions) CO

(1)                                     Consists of 4,300,000 Class A common shares and 15,168,193 Class B common shares of the Issuer directly held by Ctrip Investment Holding Ltd., a Cayman Islands company wholly owned by C-Travel International Limited, which is a Cayman Islands company wholly owned by Ctrip.com International, Ltd. Due to the ownership relationship, Ctrip.com International, Ltd. may also be deemed to have sole voting and dispositive power over the shares over the shares directly held by Ctrip Investment Holding Ltd.

(2)                                     The beneficial ownership percentage of Class A common shares is calculated based on 74,279,018 Class A common shares outstanding as of October 31, 2018, as reported in the Issuer's proxy statement, filed under cover of Form 6-K for the month of December 2018 (the “Proxy Statement”), plus 15,168,193 Class A common shares issuable upon conversion of the Class B common shares beneficially owned by the Reporting Persons (as defined below). The beneficial ownership percentage of the total common shares is calculated based on 74,279,018 Class A common shares and 65,638,557 Class B common shares outstanding as of October 31, 2018, as set forth in the Proxy Statement. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. Accordingly, and based on the foregoing, the Class A common shares and Class B common shares beneficially owned by the Reporting Persons represent approximately 21.3 % of the aggregate voting power of the total issued and outstanding common shares of the Issuer.

Introductory Note

This statement on Schedule 13D (the “Statement”) constitutes Amendment No. 4 to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 10, 2015, as amended by Amendment No. 1 filed on June 1, 2015, Amendment No. 2 filed on April 9, 2018, and Amendment No. 3 filed on June 29, 2018 (collectively, the “Original Filings”) by each of Ctrip Investment Holding Ltd., C-Travel International Limited and Ctrip.com International, Ltd. with respect to the Class A common shares, par value $0.001 per share of eHi Car Services Limited, a company incorporated under the laws of the Cayman Islands (the “Issuer”). Except as amended hereby, the Original Filings remain in full force and effect. Capitalized terms used but not defined in this Schedule 13D have the meanings ascribed to them in the Original Filings.

Item 3.                                 Source and Amount of Funds or Other Consideration

Item 3 of the Original Filings is hereby amended by adding the following at the end thereof:

The Reporting Persons anticipate that, at the price of US$12.25 per ADS, or US$6.125 per Share set forth in the Merger Agreement (as defined and further described in Item 4 below), approximately US$527.92 million will be required as cash contributions forming part of the total equity commitment to be made by the Investors (as defined in Item 4 below) for the Merger (as defined in Item 4 below), assuming no exercise of dissenters’ rights by shareholders of the Company.

The information set forth in or incorporated by reference in Items 4 of this Statement is incorporated herein by reference in its entirety.

Item 4.                                 Purpose of Transaction

Item 4 is hereby amended by adding the following:

On February 18, 2019, the Issuer entered into an Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”) with Teamsport Parent Limited (“Parent”), a wholly owned subsidiary of Teamsport Topco Limited (“Holdco”), and Teamsport Bidco Limited (“Merger Sub”), a wholly owned subsidiary of Parent. The Merger Agreement amends and restates in its entirety the Agreement and Plan of Merger, dated as of April 6, 2018, among Parent, Merger Sub and the Company. The Merger Agreement provides for the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving company, (the “Surviving Company”) and becoming a wholly owned subsidiary of Parent. Under the terms of the Merger Agreement, (a) each Common Share issued and outstanding immediately prior to the effective time of the Merger will be cancelled in consideration for the right to receive US$6.125 per Common Share, and (b) each ADS issued and outstanding immediately prior to the effective time of the Merger will be cancelled in consideration for the right to receive US$12.25 per ADS (less US$0.05 per ADS cancellation fees), in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) Rollover Shares (as defined in the Contribution and Support Agreement (as defined below)), which will be contributed by Dongfeng, The Crawford Group, Inc., (“Crawford, Inc,” and together with MBK Partners Fund IV, L.P., the “Original Sponsors”), ICG Holdings 1, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Crawford Inc. (“ICG Holdco 1”), ICG Holdings 2, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Crawford Inc. (“ICG Holdco 2” and, together with ICG Holdco 1 and Crawford Inc., “Crawford”), Horizon, Ctrip Investment Holding Ltd., a Cayman Islands exempted company (“Ctrip”), CDH Car Rental Service Limited, a British Virgin Islands business company, (“CDH Car,” and together with Dongfeng, Crawford, Horizon, and Ctrip, the “Rollover Shareholders”) to Holdco in exchange for newly issued ordinary shares of Holdco and thereafter contributed by Holdco to Midco and by Midco to Parent and continue as ordinary shares of the Surviving Company without payment of any consideration or distribution therefor, (ii) Common Shares held by Parent, the Issuer or any of their subsidiaries immediately prior to the effective time of the Merger, which will be cancelled without payment of any consideration or distribution therefor, and (iii) Common Shares held by shareholders who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger, which will be cancelled and will entitle the former holders thereof to receive the fair value thereon in accordance with such holder’s dissenters’ rights under the Cayman Islands Companies Law. The Merger is subject to the approval of the Issuer’s shareholders, and various other closing conditions. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 7.02.

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders entered into an Amended and Restated Contribution and Support Agreement (as so amended and restated and as may be further amended from time to time, the “Contribution and Support Agreement”) with Holdco, Midco and Parent. This Contribution and Support Agreement amends and restates and replaces in its entirety that certain Contribution and Support Agreement, dated as of April 6, 2018.  Pursuant to the Contribution and Support Agreement, each of the Rollover Shareholders has agreed, among other things, that: (a) it will vote all of the Common Shares (including Class A Shares represented by ADSs) owned directly or indirectly by it in favor of the authorization and approval of the Merger Agreement and the transactions contemplated thereunder, including the Merger (and against any alternative transaction); and (b) the Rollover Shares will, in connection with and immediately prior to the effective time of the Merger, be contributed to Holdco in exchange for newly issued ordinary shares of Holdco, be contributed by Holdco to Midco, be contributed by Midco to Parent and continue as ordinary shares of the Surviving Company without payment of any consideration or distribution therefor. The information disclosed in this paragraph is qualified in its entirety by reference to the Contribution and Support Agreement, a copy of which is filed as Exhibit 7.03, and which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, MBK Partners Fund IV, L.P., Ocean Imagination L.P., a Cayman Islands exempted limited partnership (“Ocean Imagination”), Ocean Voyage L.P., a Cayman Islands exempted limited partnership (“Ocean Voyage” and, together with Ocean Imagination, the “Ocean Sponsors” and the Ocean Sponsors, together with the Original Sponsors, the “Sponsors,” and the Ocean Sponsors together with CDH Car, “Ocean”), and the Rollover Shareholders (the Rollover Shareholders and the Sponsors each an “Investor” and collectively the “Investors”) entered into an Amended and Restated Interim Investors Agreement (as so amended and restated and as may be further amended from time to time, the “Interim Investors Agreement”) with Holdco, Midco, parent and Merger Sub. Pursuant to the Interim Investors Agreement the parties thereto agreed to certain terms and conditions that will govern the actions of Holdco, Midco, Parent and Merger Sub and the relationship among the Investors with respect to the transactions contemplated by the Merger Agreement. The information disclosed in this paragraph is qualified in its entirety by reference to the Interim Investors Agreement, a copy of which is filed as Exhibit 7.04, and which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, Ctrip Investment Holding Ltd. executed and delivered a limited guarantee (the “Limited Guarantee”) in favor of the Issuer with respect to the payment obligations of Parent under the Merger Agreement for certain termination fees that may become payable to the Issuer. The information disclosed in this paragraph is qualified in its entirety by reference to the Limited Guarantee, a copy of which is filed as Exhibit 7.05 and which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, Ctrip.com International, Ltd and Ocean Link Partners Limited, being the affiliate of Ctrip and Ocean respectively, submitted a notice (the “Notice of Withdrawal”) to the Board withdrawing their revised, non-binding proposal to acquire all of the Common Shares, including Common Shares represented by ADSs, dated as of June 29, 2018.

Item 7.                                 Material to be Filed as Exhibits.

Exhibit 7.01                              Joint Filing Agreement by and among the Reporting Persons, dated April 5, 2018 (incorporated by reference to Exhibit 7.01 to the Original Schedule 13D, filed with the Commission by the Reporting Persons on April 5, 2018).

Exhibit 7.02                              Amended and Restated Agreement and Plan of Merger, among the Issuer, Parent and Merger Sub dated February 18, 2019.

Exhibit 7.03                              Amended and Restated Contribution and Support Agreement by and among Parent, Holdco, Midco and the Rollover Shareholders, dated February 18, 2019.

Exhibit 7.04                              Amended and Restated Interim Investors Agreement by and among the Investors, Holdco, Midco, Parent and Merger Sub dated February 18, 2019.

Exhibit 7.05                              Limited Guarantee by Ctrip Investment Holding Ltd. in favor of the Issuer, dated February 18, 2019.

Exhibit 7.06                              Notice of Withdrawal from Ocean Link Partners Limited and Ctrip.com International, Ltd. dated February 18, 2019.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 26, 2019

Ctrip Investment Holding Ltd.

By:	/s/ Xiaofan Wang
Name: Xiaofan Wang
Title: Director

C-Travel International Limited

By:	/s/ Min Fan
Name: Min Fan
Title: Director

Ctrip.com International, Ltd.

By:	/s/ Xiaofan Wang
Name: Xiaofan Wang
Title: Chief Financial Officer